Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Fidelity Commonwealth Trust (the trust):
CIK: 0000205323
Request for Withdrawal of Amendment to Registration
Statement on Form N-1A
File No. 002-52322

Gentlemen:

As Secretary of the above trust, the undersigned hereby requests, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the filing transmitted as EDGAR form type 486POS for the above referenced trust. The submission was accepted January 28, 2005, Accession No. 0000205323-05-000003.

The Post-Effective Amendment was inadvertently transmitted under EDGAR form type 486POS when it should have been transmitted under EDGAR form type 485POS.

We transmitted the filing under the correct form type on January 28, 2005.

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/s/ Eric D. Roiter
Eric D. Roiter
Secretary